August 19, 2005

BY EDGAR

Mr. Steven Jacobs Accounting Branch Chief Division of Corporation Finance United States Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	JCM Partners, LLC Form 10-K for the year December 31, 2004 File No. 0-32653
JCM JCM Partners, LLC 2151 Salvio Street Suite 325 Concord, California 94520 Mailing Address: P.O. Box 3000 Concord, CA 94522-3000 Tel: 925.676.1966 Fax: 925.676.1744
Dear Mr. Jacobs:
The following is provided on behalf of JCM Partners, LLC (the “Company”) in response to the Staff’s comment letter dated July 12, 2005. To facilitate your review, we have set forth the Staff’s comment followed by the Company’s response thereto.
Comment 1: “We note that you are required to redeem the Class 1 and Class 2 Units by June 2007 and June 2012, respectively, provided the unit holder has timely exercised the unit holder’s put right. We also note that you recently issued Series B Preferred Units which are redeemable upon a change in control. Considering that the redemption of these Units appears to be outside of your control, tell us how you considered Rule 5-02.28 of Regulation S-X and EITF D-98 in your classification and measurement of the redeemable units within permanent equity.”
Following is our consideration of the applicable accounting standards:
Per EITF D-98 Scope: “Rule 5-02.28 of Regulation S-X requires preferred securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable:
(1)	At a fixed or determinable price on a fixed or determinable date,

(2)	At the option of the holder, or

(3)	Upon the occurrence of an event that is not solely within the control of the issuer.”
•	Class 1 and 2 Units: Under the terms of the Certificate of Designations of the Class 1 Units and Class 2 Units (the “Class 1 COD” and “Class 2 COD,” respectively), the Class 1 and Class 2 Units meet criteria (2) above.

•	Series B Preferred Units: The Series B Preferred Units do not meet any of the criteria above. Although the Certificate of Designations of the Series B Preferred Units (“Series B COD”) contains provisions which make the Series B Preferred Units redeemable at the option of the holder upon a change in control, any triggering event causing a change in control is solely within the control of the Company. Under Section 6.10(b) of the Company’s Third Restated Bylaws (restated as of June 25, 2003), no person may acquire by any means, beneficial ownership of any Units or Preferred Units in the Company if, as a result of such acquisition, such person would become the beneficial owner of ten percent or more of the outstanding Units or Preferred Units of the Company unless it was authorized by the Board of Managers prior to the transfer of such Units or Preferred Units. Therefore, since the Board of Managers would first have to approve a change of control transaction before the holders of Series B Preferred Units would be able to exercise their put rights, the Company believes that the Series B Preferred Units are not redeemable at the option of the holder.
Per EITF D-98 Classification: “Rule 5-02.28 of Regulation S-X requires securities with redemption features that are not solely within the control of the issuer to be classified outside of permanent equity.”
•	We classified the Class 1 and Class 2 Units as “Redeemable Units” on the face of the balance sheet.

•	The Redeemable Units are presented outside of permanent equity. Permanent equity consists of the separately stated categories of Preferred Units, Subscription proceeds, Non-Redeemable Units and Retained Earnings. We have not presented a total of permanent equity and Redeemable Units.
Per EITF D-98 Measurement: “The SEC staff believes the initial carrying amount of redeemable preferred stock should be its fair value at date of issue. If redeemable currently (for example, at the option of the holder), the security should be adjusted to its redemption amount at each balance sheet date. The redemption amount at each balance sheet date should include amounts representing dividends not currently declared or paid but which will be payable under the redemption features or for which ultimate payment is not solely within the control of the registrant.”
•	Class 1 and Class 2 Units: Per the Class 1 and 2 CODs, the redemption amount is not determinable until September 2005 for Class 1 Units and September 2010 for Class 2 Units. Accordingly, the Class 1 Units and Class 2 Units are carried at issuance cost, adjusted for distributions, on the balance sheet. We have disclosed the provisions for determining the redemption amount in Note 9 to the financial statements.

•	Series B Preferred Units: The Series B Preferred Units are not redeemable; therefore the Company believes that the above does not apply.

Per EITF D-98 — in consideration of SFAS No. 150: “In May 2003, the FASB issued Statement 150, which establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or as an asset in some circumstances) because that financial instrument embodies an obligation of the issuer. For public entities, Statement 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise effective at the beginning of the interim period beginning after June 15, 2003.
Statement 150 addresses three types of freestanding financial instruments that embody obligations of the issuer:
•	Mandatorily redeemable financial instruments: Financial instruments issued in the form of shares that embody an unconditional obligation requiring the issuer to redeem the instruments by transferring its assets at a specified or determinable date (or dates) or upon an event that is certain to occur.

•	Obligations to repurchase the issuer’s equity shares by transferring assets: Financial instruments, other than outstanding equity shares, that at inception embody an obligation to repurchase the issuer’s equity shares (or that are indexed to such an obligation) and that require or may require the issuer to settle the obligation by transferring assets. Examples include forward purchase contracts or written put options on the issuer’s equity shares that are to be physically settled or net cash settled.

•	Certain obligations to issue a variable number of shares: Financial instruments that embody an unconditional obligation, or financial instruments other than outstanding equity shares that embody a conditional obligation, that the issuer must or may settle by issuing a variable number of its equity shares if, at inception, the monetary value of the obligation is based solely or predominantly on (a) a fixed monetary amount known at inception, (b) variations in something other than the fair value of the issuer’s equity shares, or (c) variations inversely related to changes in the fair value of the issuer’s equity shares. Examples include a payable settleable with a variable number of the issuer’s equity shares, a financial instrument indexed to the S&P 500 and settleable with a variable number of the issuer’s equity shares, and a written put option that could be net share settled.
Instruments within the scope of Statement 150 should be classified and measured in accordance with that Statement. ASR 268 (Rule 5-02.28 of Regulation S-X) and the interpretive guidance in this staff announcement no longer apply for those instruments after the effective date of Statement 150.”

•	Class 1 and 2 Units: Until Class 1 and Class 2 Unit holders exercise their put rights, the Units do not fall under any of the provisions above. Once the Unit holders exercise their rights, the Company will account for those Units as mandatorily redeemable financial instruments under SFAS No. 150.

•	Series B Preferred Units: They are not redeemable.
Per Reg S-X.T.Rule 5-02.28: “28. PREFERRED STOCKS SUBJECT TO MANDATORY REDEMPTION REQUIREMENTS OR WHOSE REDEMPTION IS OUTSIDE THE CONTROL OF THE ISSUER.
(a)	Include under this caption amounts applicable to any class of stock which has any of the following characteristics: (1) it is redeemable at a fixed or determinable price on a fixed or determinable date or dates, whether by operation of a sinking fund or otherwise; (2) it is redeemable at the option of the holder; or (3) it has conditions for redemption which are not solely within the control of the issuer, such as stocks which must be redeemed out of future earnings. Amounts attributable to preferred stock which is not redeemable or is redeemable solely at the option of the issuer shall be included under Rule 5-02.29 unless it meets one or more of the above criteria.

(b)	State on the face of the balance sheet the title of each issue, the carrying amount, and redemption amount. (If there is more than one issue, these amounts may be aggregated on the face of the balance sheet and details concerning each issue may be presented in the note required by paragraph (c) below.) Show also the dollar amount of any shares subscribed but unissued, and show the deduction of subscriptions receivable therefrom. If the carrying value is different from the redemption amount, describe the accounting treatment for such difference in the note required by paragraph (c) below. Also state in this note or on the face of the balance sheet, for each issue, the number of shares authorized and the number of shares issued or outstanding, as appropriate. (See Rule 4-07).

(c)	State in a separate note captioned “Redeemable Preferred Stocks” (1) a general description of each issue, including its redemption features (e.g., sinking fund, at option of holders, out of future earnings) and the rights, if any, of holders in the event of default, including the effect, if any, on junior securities in the event a required dividend, sinking fund, or other redemption payment(s) is not made; (2) the combined aggregate amount of redemption requirements for all issues each year for the five years following the date of the latest balance sheet; and (3) the changes in each issue for each period for which an income statement is required to be filed. (See also Rule 4-08(d)).

(d)	Securities reported under this caption are not to be included under a general heading “stockholders’ equity” or combined in a total with items described in captions 29, 30 or 31 which follow.”

•	Class 1 and 2 Units:
Per (a) above, the Company has presented Class 1 and 2 Units under the caption “Redeemable Units” on the face of the balance sheet.
Per (b) above, as the redemption amount is not yet determined, the Company has disclosed the provisions for calculating the redemption amount in Note 9 to the financial statements.
Per (c) above, the Company has disclosed these items in Note 9 for item (1). With respect to item (2), the Company has disclosed the final payment date of June 30, 2007 but has not included a table of redemption requirements as the redemption amount is not known. With respect to item (3), the Company has disclosed the changes in Class 1 and 2 Units on the Statements of Changes in Members’ Units and Retained Earnings.
Per (d) above, the Company has not included a general heading “Members Equity” or a total for Redeemable Units, Non-Redeemable Units and Retained Earnings.
•	Series B Preferred Units: These Units do not fall under Reg S-X Rule 5-02.28. They have been presented in accordance with Reg S-X Rule 5-02.29.
Comment 2: “Please explain to us how you considered paragraph 60 of SFAS 128 and EITF 03-6 in calculating net income per unit as it appears the various classes participate in dividends differently.”
We note that the Company does not have shares of common stock and does not pay dividends. The Company is organized as a limited liability company under Delaware law. Members receive distributions in accordance with the terms of the Company’s operating agreement. The Company has, however, applied SFAS 128 with respect to Units as discussed below.
Per paragraph 60 of SFAS 128: “The capital structures of some entities include:
a.	Securities that may participate in dividends with common stocks according to a predetermined formula (for example, two for one) with, at times, an upper limit on the extent of participation (for example, up to, but not beyond, a specified amount per share).

b.	A class of common stock with different dividend rates from those of another class of common stock but without prior or senior rights.”

     Per paragraph 61 of SFAS 128: “The if-converted method shall be used for those securities that are convertible into common stock if the effect is dilutive. For those securities that are not convertible into a class of common stock, the “two-class” method of computing earnings per share shall be used. The two-class method is an earnings allocation formula that determines earnings per share for each class of common stock and participating security according to dividends declared (or accumulated) and participation rights in undistributed earnings. Under that method:
(a)	Income from continuing operations (or net income) shall be reduced by the amount of dividends declared in the current period for each class of stock and by the contractual amount of dividends (or interest on participating income bonds) that must be paid for the current period (for example, unpaid cumulative dividends).[25]

(b)	The remaining earnings shall be allocated to common stock and participating securities to the extent that each security may share in earnings as if all of the earnings for the period had been distributed. The total earnings allocated to each security shall be determined by adding together the amount allocated for dividends and the amount allocated for a participation feature.

(c)	The total earnings allocated to each security shall be divided by the number of outstanding shares of the security to which the earnings are allocated to determine the earnings per share for the security.

(d)	Basic and diluted EPS data shall be presented for each class of common stock.
For the diluted EPS computation, outstanding common shares shall include all potential common shares assumed issued. Illustration 6 in Appendix C provides an example of that provision.”
•	Although the Class 1 and 2 Units have different distribution rates, they are convertible into the Company’s Class 3 Units on a 1:1 basis. Since the effect on Class 3 Units would be dilutive upon conversion, the “if-converted” method has been used to compute basic and diluted net income per Unit, rather than the two-class method.

•	There were no Series B Preferred Units outstanding at December 31, 2004. In response to the Staff’s comment, beginning with the second quarter ended June 30, 2005, the Company began using the two-class method to compute earnings per Unit for the Series B Preferred Units as a separate class from the Class 1, 2 and 3 Units. The Company does not believe that this change in methodology would have a material effect on reported 2005 first quarter results.

[25]	Dividends declared in the current period do not include dividends declared in respect of prior-year unpaid cumulative dividends. Preferred dividends that are cumulative only if earned are deducted only to the extent that they are earned.

Additionally, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in its filings; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under Federal securities laws of the United States.
The Company believes that the information included herein is responsive to the Staff’s comments. The Company would appreciate receiving any further comments at the Staff’s earliest convenience. If the Company can be of assistance in facilitating the Staff’s review, please contact the undersigned.

Sincerely,

/s/ Cornelius Stam

Cornelius Stam
Chief Financial Officer
cc: Rachel Zablow, SEC Staff Accountant